Filed by Salix Pharmaceuticals, Ltd.

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Salix Pharmaceuticals, Ltd.

(Commission File No.: 000-23265)

Cosmo Technologies Limited Transaction

Question and Answer Document

Salix Employees

The following questions and answers are for use by leaders, managers and employees at Salix.

Purpose

The purpose of this Internal Question and Answer Document is to have a consistent reference point for questions related to the Cosmo Technologies transaction.

What does this mean to the company?

1.	Why are we acquiring Cosmo Technologies, and how does this align with our strategy?

As we have mentioned previously, combining with Cosmo Tech makes tremendous strategic and financial sense for Salix as it further enhances our position as a leader in acquiring, developing and marketing products to treat gastrointestinal disease and disorders. Cosmo Technologies’ clinical development pipeline addresses innovative treatments for the gastrointestinal tract, specifically inflammatory bowel disease, colon infections and diagnostics for the colon, as well as selected topically treated skin disorders.

While Cosmo as a company does not have a U.S. presence, two of their products, Lialda and UCERIS®, are currently on the U.S. market, although Lialda is not a part of this transaction. We immediately gain two pipeline products, methylene blue MMX and rifamycin MMX, and have right of negotiation on other GI products that Cosmo may want to bring into the U.S. market.

After the deal closes, we will no longer need to pay Cosmo royalties or milestone payments for their discovery of UCERIS® , which we currently license from Cosmo, and they will continue to manufacture it for us through a modified supply agreement. This will substantially improve the profitability of UCERIS®, allowing us to capture full value for the existing indication, as well as any future indications. Cosmo will also manufacture methylene blue MMX and rifamycin MMX for us.

Additionally, this transaction establishes a corporate structure that enhances Salix’s acquisition strategy and organic growth. The new corporate structure greatly enhances our ability to compete for licensing deals and acquisitions, and improves the economics of future business development opportunities for Salix. Further, by adding multiple new and complementary product opportunities, to which we will be able to bring our proven expertise in development and commercialization, we expect these new pipeline additions to diversify and grow our future revenue base. We view this transaction as an evolutionary step that should create value and higher returns for our shareholders by bolstering our competitive position in the marketplace, all within an efficient corporate structure that should increase our profitability and accelerate our long term growth.

2.	When will the transaction be approved?

Our plan is to close this deal near the end of 2014, perhaps in November, but we won’t know until much nearer to the time of closing exactly when the deal will close. The transaction has been unanimously approved by the boards of directors of both Salix and Cosmo, but is subject to approval by Salix’s stockholders and the satisfaction of certain other closing conditions. We just recently satisfied an important anti-trust approval condition and we have moved one step closer to closing. We feel confident that our shareholders will see the tremendous value in this transaction and will approve it. There is quite a lot of work to do between signing and closing and so it’s hard to predict the exact closing date.

3.	When can I sell Salix stock?

Salix’s trading window is currently open (through September 10, 2014). You will need to pre-clear any trade through our normal procedures.

4.	How does this deal impact our product offerings?

We will get methylene blue MMX to aid in colon cancer detection and rifamycin MMX for conditions of the colon, including diverticulitis, a large and unsatisfied area. Any time we can have the opportunity to bring important gastrointestinal solutions to the market for patients is a good thing, and the right thing to do, as far as we are concerned.

5.	What changes should we expect when this transaction is completed?

Upon the completion of the transaction, we will change Cosmo Technologies’ name to Salix Pharmaeuticals, plc, and our business will become a wholly-owned, indirect subsidiary. Nothing will change operationally in terms of how or what we sell and market of Salix Pharmaeuticals, plc. The current officers and members of the executive team of Salix will serve in their same capacities within Salix Pharmaceuticals, plc. On a day to day basis, the majority of employees will notice no change in their responsibilities or activities. Other than a name change, there will be little if any change with respect to your day-to-day job responsibilities.

Questions from Customers

1.	What should I tell my customers if they ask about the transaction? Will methylene blue MMX and rifamycin MMX products be available to them after the transaction closes?

If your customers ask about the transaction, you can tell them that until the deal closes, it’s “business as usual.” Salix will continue to sell and market its own products to customers as the companies will remain separate and independent until the closing. When it comes to methylene blue MMX and rifamycin MMX, these products are not yet on the market. Both products must go through the development programs and be approved by the FDA. If customers happen to ask about this you can tell them that we will share updates just as soon as we can, after the transaction has closed.

2.	Will our leadership team change?

The current officers and members of the executive team of Salix will continue to serve in their respective capacities within Salix Pharmaceuticals, plc. After closing, Salix Pharmaceuticals, plc’s board of directors will consist of the current directors of Salix plus Alessandro Della Chá, as Cosmo’s initial designated board member.

3.	Do we expect any Cosmo Technologies employees to join us here in the U.S.?

No, there will be no Cosmo employees joining us in the U.S. as a result of this deal although we will be adding a few new employees in Ireland. We are working on that plan currently.

The following provides a general summary of certain U.S. federal income tax consequences of the Cosmo Technologies transaction. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a Salix stockholder as a result of the transaction. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice. You should consult your tax advisor to understand regarding tax consequences of the transaction in light of your particular circumstances.

What does this mean to Salix shareholders?

1.	How does the corporate tax structure impact me?

The transaction will result in Salix Pharmaceuticals, Ltd. (“Salix”) becoming an indirect wholly owned subsidiary of Salix Pharmaceuticals, plc. (“New Salix”). In connection with the transaction, each Salix shareholder will receive New Salix shares in exchange for their Salix shares. For Salix shareholders, this exchange of Salix shares for New Salix shares will be a taxable transaction for U.S. federal income tax purposes. In general, such Salix shareholders will recognize capital gain or loss equal to the difference between the fair market value of the New Salix shares received as consideration in the transaction and their tax basis in the Salix shares surrendered in the exchange.

For example, assume the following facts:

Individual A owns 100 shares of Salix stock and has a tax basis of $100 per share. At the time of the transaction, the fair market value of the New Salix shares is $150 per share.

Sale Proceeds:	100 shares x $150/share =	$15,000

Less: Tax Basis	100 shares x $100/share =	$10,000

Taxable Gain:		$5,000

2.	How will I be taxed?

The rate of taxation depends on how long you have held the shares at the time of transaction close.

a.	If the shares have been held less than one year, the gain or loss will be reported as a short term capital transaction and taxed at ordinary federal income tax rates (generally 10 to 39.6%, depending on your individual tax bracket and your total adjusted gross income).

b.	If the shares have been held for greater than one year, the gain or loss will be reported as a long term capital transaction and taxed at preferential federal capital gains rates (generally 0 to 20%, depending on your individual tax bracket and your total adjusted gross income).

This income will be reported to you on a Form 1099, issued by your broker. It will not be included in your W-2 and there will be no withholding to cover the taxes. Any tax due should be paid to the appropriate tax authorities as required by law. Federal taxes may be paid through estimated income tax payments. You should consult with your tax advisor to understand how the transaction will affect you personally and the applicable deadlines for paying any taxes that become due as a result of the transaction.

3.	Will this transaction impact unvested or unexercised options or unvested restricted stock?

No. All unvested awards will be converted on a one-for-one basis at closing into equivalent awards with respect to new Salix plc stock (with the same terms and conditions that were applicable to current Salix equity awards).

4.	Will our compensation and benefits (total rewards package) change as a result of this transaction?

No. We do not expect any changes to our current compensation or benefit plans as a result of this transaction

However, the Board has approved a special restricted stock grant to eligible employees that is intended to lessen the potential tax burden triggered by the Cosmo transaction. The grant will be prorated for length of service and vest immediately before closing. Those employees hired in 2014 will not receive grants because they do not have any restricted stock shares vested and the Cosmo transaction will not trigger a taxable event for them.

5.	How will we exchange shares at transaction close?

Shortly after the closing, Salix shareholders will receive a letter of transmittal and instructions for effecting the surrender of their Salix shares in exchange for New Salix shares.

6.	What happens if I do not exchange my vested shares?

At the closing of the transaction, all existing Salix shares will be cancelled and automatically converted into the right to receive New Salix shares. The failure to exchange your Salix shares for New Salix shares will not prevent the transaction from being taxable to you as described above.

7.	When will we know the exact details of this taxable event?

Because the exact stock price is an important piece of the calculation of tax liability, you won’t know the exact tax effect until the transaction closes. This is because the exchange of vested Salix stock for New Salix stock will result in the recognition of gain (or loss) equal to the difference between the value of the New Salix stock received and the shareholder’s tax basis in the Salix stock exchanged.

8.	What are the rules related to estimated income tax payments?

The IRS requires the payment of income tax liability during the year either through withholding or quarterly estimated tax payments. If sufficient payments are not made throughout the year (i.e., the taxpayer fails to prepay a “safe harbor,” or minimum, amount), an underpayment penalty will be assessed. IRS Publication 505 describes the rules for tax withholding and estimated tax payments; you should consult with your tax advisor to determine whether you should make estimated tax payments in connection with your tax liability arising as a result of the transaction.

Cautionary Statement Regarding Forward-Looking Statements

As previously announced on July 8, 2014, Salix, Cosmo Pharmaceuticals S.p.A. and Irish domiciled Cosmo Technologies Limited entered into an Agreement and Plan of Merger and Reorganization, pursuant to which a subsidiary of Cosmo Technologies Limited will merge with and into Salix, with Salix as the surviving entity, and Salix will become an indirect, wholly-owned subsidiary of Cosmo Technologies Limited, which will change its name to Salix Pharmaceuticals, plc.

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo Pharmaceuticals S.p.A., Cosmo Technologies Limited and Salix will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX’S STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix at the SEC’s web site at www.sec.gov. Copies of Salix’s filings with the SEC may be obtained free of charge at the “Investors” section of Salix’s website at www.salix.com or by contacting the Investor Relations Department of Salix at 919-862-1000.

Participants in the Solicitation

Salix and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix on its website or by contacting the Investor Relations Department at the telephone number above.